EXHIBIT 12.1

Computation of Ratio of Earning to Fixed Charges

(In Millions)

	Line #	2005	2004	2003	2002	2001
Income Available for Fixed Charges:
Income before income taxes	1	$24.2	$8.3	$14.6	$0.7	$3.1
Interest expense	2	22.5	8.0	6.4	9.1	14.8

Income available for fixed charges	3	46.7	16.3	21.0	9.8	17.9

Fixed Charges:
Interest expense	4	22.5	8.0	6.4	9.1	14.8

Number of times fixed charges were earned line 3 / line 4)		2.1X	2.0X	3.3X	1.1X	1.2X